September 27, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	OCI Partners LP

Registration Statement on Form S-1 (SEC File No. 333-189350)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of OCI Partners LP that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on October 1, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,000 copies of the Preliminary Prospectus dated September 23, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
As representatives of the several underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard Diaz
Name: Richard Diaz
Title: Authorized Signatory

By:	BARCLAYS CAPITAL INC.

By:	/s/ Crystal Simpson
Name: Crystal Simpson
Title: Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ David Jaffe
Name: David Jaffe
Title: Managing Director